PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

19,195,074 shares issued and outstanding

Ref.: File no. 82-4025

September 28, 2009

Globex Royalty: Tennessee Zinc Mine Reopening

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to inform shareholders that Nyrstar NV, one of the leading producers of zinc and lead as well as silver, gold and copper has announced that: "We (Nyrstar NV) have recently commenced limited operations at the Gordonsville zinc mine complex and we (Nyrstar NV) intend to pursue a measured ramp up of those operations over the next 6 months." (Nyrstar NV Press Release dated September 14, 2009.)

Globex shareholders will recall that Globex maintains a Gross Metal Royalty (GMR) on zinc production from the property including numerous adjacent land packages. The royalty is 1% GMR on zinc sales between US$0.90 and US$1.10 per pound and 1.4 % GMR on zinc sales over US$1.10 per pound. Globex's GMR is different from a standard Net Smelter Return in that it is not subject to any charges or costs of production or processing.

The property has many years of reserves as announced in press releases by previous owners and Nyrstar NV. Globex is pleased at the prospect of the mine reaching commercial production over the next six months. Considering the recent jump in the price of zinc and the potential, in the short term, of reaching the critical US$0.90 per pound zinc price, Globex looks forward to the possible start of significant royalty payments.

This press release was written by Jack Stoch, P. Geo, President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com